■EX-99.1.
Result of FY2007 1st Board of Directors Meeting
Agenda 1
Resolution of the Board of Directors Regarding the Annual General Meeting of Shareholders

1.	Resolution Date: January 11, 2007

2.	Proposed General Meeting Date: 9:00 (AM), February 23, 2007

3.	Proposed General Meeting Place:	POSCO Center, Art Hall

892 Daechi4-Dong, Gangnam-Gu, Seoul, Korea (135-777)
Agenda 2
Investment Plan Change in Cold Roll Plant in Vietnam

1.	Amount of Investment

	—	Changed Plan: U$491 million

	—	Preceding Plan: U$361 million

2.	Production Capacity

	—	Changed Plan: Cold Rolled Steel 1,200 thousand ton/yr

	—	Preceding Plan: Cold Rolled Steel 700 thousand ton/yr

3.	Construction Period

	—	Changed Plan: November 2007 ~ December 2009 (25 months)

	—	Preceding Plan: October 2007 ~ December 2009 (26 months)

4.	Others

	—	The preceding plans in the above information are subsequent to the result of 6th Board of Directors Meeting, FY2006. (Disclosed on Oct.20, 2006)
Agenda 3
Establishment of the Electro Galvanized Line (EGL) in Pohang

1.	Amount of Investment: KRW 99,700,000,000 (0.51% of total equity)

2.	Purpose of Investment:

	—	To establish of EGL (Production Capacity: 300 thousand ton/yr) in Pohang.

	—	To increase production capacity of ‘Anti-Fingerprint EG Product’ for LCD TVs.

3.	Construction Period: October 2007 ~ December 2008
Agenda 4
Resolution of the Board of Directors Regarding the Dividend Payment

Year-End Cash Dividends per Share	6,000
Dividend Payout Ratio (%)	1.92
Record Date	December 31, 2006
Proposed Dividend Payment Date	March 06, 2007
Total Annual Dividend (KRW)	465,557,652,000
Annual Dividend per Share (KRW)	8,000
— Year-End Dividend (KRW)	6,000
— Interim Dividend (KRW)	2,000
●1 week average stock price prior to 2 days before the record date (KRW312,750) is used for the calculation of Dividend Payout Ratio.